Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Pre-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-156840) and related Prospectus of SuperGen, Inc. for the registration of common stock, preferred stock, depositary shares, warrants, and debt securities with an aggregate offering price of up to $100,000,000 and to the incorporation by reference therein of our reports dated March 14, 2008, with respect to the consolidated financial statements of SuperGen, Inc. and the effectiveness of internal control over financial reporting of SuperGen, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young

San Jose, California
February 17, 2009